SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)

                          CHANCELLOR MEDIA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   158915 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas O. Hicks
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  April 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]





DA1:\165274\04\3J$Y04!.DOC\34982.0001

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                     13D                                Page 2
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              MR. THOMAS O. HICKS
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             1,625,705
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     23,761,666

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     1,625,705

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     23,761,666

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,387,371
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                     [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          17.7%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 3
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     13,127,402

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.2%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 4
-------------------------------------------------                     -------------------------------------------------


--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR GP, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     13,127,402

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.2%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 5
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR HOLDINGS, INC.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     13,127,402

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     13,127,402

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,127,402

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                   [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.2%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 6
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/HMW, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,155,514

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,155,514

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,155,514

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 7
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,170,448

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,448

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,448

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                    [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 8
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/GP PARTNERS, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,170,448

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,448

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,448

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                  [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 9
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE GP PARTNERS, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH

                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,170,448

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,448

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,448

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 10
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND II INCORPORATED

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     2,170,448

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,170,448

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,170,448

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 11
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 CHANCELLOR, L.P.

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             BK

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     8,443,000

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,443,000

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,443,000

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.9%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 158915 10 8                                    13D                              Page 12
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND IV LLC

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]


--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS

-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     8,443,000

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0

                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,443,000

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,443,000

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]


--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.9%

--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


         This Amendment No. 4 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about September 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 filed on March 24, 1998, as further amended by Amendment No. 2 filed on September 16, 1998, and as further amended by Amendment No. 3 filed on March 24, 1999 ("Amendment No. 3"), by Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., Hicks, Muse Fund II Incorporated, HM4 Chancellor, L.P., and Hicks, Muse Fund IV LLC, with respect to the Common Stock, $0.01 par value ("Common Stock"), of Chancellor Media Corporation (the "Company"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)     Name of Person(s) Filing this Statement (the "Filing Parties"):

                 Mr. Thomas O. Hicks;
                 HM2/Chancellor, L.P., a Texas limited partnership ("HM2/Chancellor"); HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"); HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"); HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"); Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HM Fund II"); HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP Partners"); Hicks, Muse GP Partners, L.P., a Texas limited partnership ("Hicks Muse Partners"); Hicks, Muse Fund II Incorporated, a Texas corporation ("Fund II Incorporated"); HM4 Chancellor, L.P., a Texas limited partnership ("HM4"); and Hicks, Muse Fund IV LLC, a Texas limited liability company ("HM Fund IV").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The following list of purchases supplements those purchases set forth in Amendment No. 3.

                On March 23, 1999, HM4 purchased an aggregate of 258,000 shares of Common Stock of the Company in the following transactions:

                 No. of                           Price
                 Shares                          Per Share
                 ------                          ---------
                  25,000                        $41-3/8
                  25,000                        $41-1/4
                  20,000                        $41-3/16
                   5,000                        $41
                 140,500                        $40-15/16
                  42,500                        $40-13/16


                On March 29, 1999, HM4 purchased an aggregate of 500,000 shares of Common Stock of the Company in the following transactions:

                 No. of                           Price
                 Shares                          Per Share
                 ------                          ---------
                  12,500                         $46-3/16
                 112,500                         $46-1/4
                  50,000                         $46-3/8
                 120,000                         $46-1/2
                  72,500                         $46-7/16
                 130,000                         $46-3/4
                   2,500                         $46-5/8


                On March 30, 1999, HM4 purchased an aggregate of 500,000 shares of Common Stock of the Company in the following transactions:

                No. of                           Price
                Shares                          Per Share
                ------                          ---------
                230,000                         $46-1/8
                 30,000                         $46-1/16
                 15,000                         $46
                225,000                         $46-1/4


                On April 6, 1999, HM4 purchased 150,000 shares of Common Stock of the Company at a price of $46-3/4 per share.

                On April 7, 1999, HM4 purchased 12,500 shares of Common Stock of the Company at a price of $46-7/8 per share.

                On April 8, 1999, HM4 purchased 100,000 shares of Common Stock of the Company at a price of $46-3/4 per share.

                On April 9, 1999, HM4 purchased 210,000 shares of Common Stock of the Company at a price of $46-3/4 per share.

                All of the purchases described in this Item 3 were effected by HM4 for its own account on The Nasdaq Stock Market's National Market in brokers' transactions.

                The source of funds for the purchase of certain of such shares was a portion of a $500 million line of credit facility from Bankers Trust Company ("Bankers Trust"). Bankers Trust provided the line of credit facility for the sole purpose of providing interim financing to enable HM4 to purchase such shares prior to the receipt by HM4 of additional capital contributions from its partners. HM4 repaid the outstanding borrowings under the line of credit facility on March 25, 1999, and funded the remaining purchases described herein, with capital contributions from its partners. The terms of the line of credit facility are set forth in the Line Letter and Eurodollar Base Rate Promissory Note attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

    ITEM 4.       PURPOSE OF TRANSACTION

                The shares of Common Stock purchased by HM4 described in Item 3 to this Amendment No. 4 to Schedule 13D were purchased to implement HM4's plan to obtain a substantial interest in the Company for investment purposes. Thomas O. Hicks is the Chairman of the Board and Chief Executive Officer of the Company and, through the relationships described in Item 5 hereof, may be deemed to beneficially own approximately 17.7% of the outstanding shares of Common Stock of the Company.

                On March 15, 1999, Hicks, Muse, Tate & Furst Incorporated, an affiliate of the Filing Parties, announced that certain of its affiliates may purchase up to $500 million in additional shares of Common Stock of the Company in open market transactions commencing immediately. The timing of any such purchases, the duration of the purchase period and the actual number of shares to be purchased will depend on market conditions.

                In addition to the foregoing, the Company has (i) recently announced the termination of its merger agreement with Ranger Equity Holdings Corporation (indirect parent to LIN Television Corporation), in which affiliates of the Filing Parties own a substantial equity interest, and (ii) a pending agreement relating to the merger of Capstar Broadcasting Corporation ("Capstar") into a subsidiary of the Company. Certain of the Filing Parties and their affiliates own substantial equity interests in Capstar. Assuming the consummation of the Capstar merger transaction, certain of the Filing Parties and their affiliates will receive additional shares of Common Stock of the Company. The Capstar transaction is subject to various conditions, including regulatory and stockholder approvals and, accordingly, there can be no assurances that such transaction will be consummated.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                (a)

                            (1) Following the transactions described in Item 3,
                Mr. Hicks may be deemed to beneficially own in the aggregate 25,387,371 shares of the Common Stock of the Company, representing approximately 17.7% of the outstanding shares of

                Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 1,625,705 shares, and shared voting and dispositive power with respect to 23,761,666 shares as a result of the relationships described in paragraph (b)(1) below.

                            (2) HM2/Chancellor may be deemed to beneficially own
                in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph
                (b)(2) below.

                            (3) HM2/Chancellor GP may be deemed to beneficially
                own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph
                (b)(3) below.

                            (4) HM2/Chancellor Holdings may be deemed to
                beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(4) below.

                            (5) HM2/HMW may be deemed to beneficially own in the
                aggregate 2,155,514 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,514 shares as a result of the relationships described in paragraph (b)(5) below.

                            (6)HM Fund II may be deemed to beneficially own in
                the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph
                (b)(6) below.

                            (7)     [Intentionally omitted.]

                            (8) HM2/GP Partners may be deemed to beneficially
                own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph
                (b)(8) below.

                            (9) Hicks Muse Partners may be deemed to
                beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(9) below.

                            (10) Fund II Incorporated may be deemed to
                beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(10) below.

                            (11) HM4 may be deemed to beneficially own in the
                aggregate 8,443,000 shares of the Common Stock of the Company, representing approximately 5.9% of the outstanding shares of Common Stock. Of such shares, HM4 has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,443,000 shares as a result of the relationships described in paragraph (b)(11) below.

                            (12) HM Fund IV may be deemed to beneficially own in
                the aggregate 8,443,000 shares of the Common Stock of the Company, representing approximately 5.9% of the outstanding shares of Common Stock. Of such shares, HM Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,443,000 shares as a result of the relationships described in paragraph
                (b)(12) below.

                (b)
                            (1) Of the 1,625,705 shares of Common Stock for
                which Mr. Hicks has sole voting and dispositive power, 1,278,969 shares are held of record by Mr. Hicks, and 346,736 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children. Of the 23,761,666 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 20,816 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 23,740,850 of such shares are owned of record as follows: 13,127,402 shares of Common Stock are owned of record by HM2/Chancellor; 2,155,514 shares of Common Stock are owned of record by HM2/HMW; 14,934 shares of Common Stock are owned of record by HM Fund II; and 8,443,000 shares of Common Stock are owned of record by a nominee on behalf of HM4.

                            HM2/Chancellor GP is the general partner of
                HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

                            HM Fund II is the general partner of HM2/HMW and,
                therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief Executive Officer and Partner of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

                            HM Fund IV is the general partner of HM4 and,
                therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4. Mr. Hicks is the sole member of HM Fund IV and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM Fund IV.

                            (2) Of the 13,127,402 shares of Common Stock for
                which HM2/Chancellor has shared voting and dispositive power, 13,127,402 of such shares are held of record by HM2/Chancellor.

                            (3) Of the 13,127,402 shares of Common Stock for
                which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor GP, and 13,127,402 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

                            (4) Of the 13,127,402 shares of Common Stock for
                which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 13,127,402 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

                            (5) Of the 2,155,514 shares of Common Stock for
                which HM2/HMW has shared voting and dispositive power, 2,155,514 of such shares are held of record by HM2/HMW.

                            (6) Of the 2,170,448 shares of Common Stock for
                which HM Fund II has shared voting and dispositive power, 14,934 of such shares are held of record by HM Fund II, and 2,155,514 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW.

                            (7)     [Intentionally omitted.]

                            (8) Of the 2,170,448 shares of Common Stock for
                which HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,170,448 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

                            (9) Of the 2,170,448 shares of Common Stock for
                which Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse Partners, and 2,170,448 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

                            (10) Of the 2,170,448 shares of Common Stock for
                which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,170,448 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

                            (11) Of the 8,443,000 shares of Common Stock for
                which HM4 has shared voting and dispositive power, 8,443,000 of such shares are beneficially owned by HM4.

                            (12) Of the 8,443,000 shares of Common Stock for
                which HM Fund IV has shared voting and dispositive power, none of such shares are held of record by HM Fund IV, and 8,443,000 of such shares are beneficially owned by HM4. HM Fund IV is the general partner of HM4 and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4.

                Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Amendment No. 4 to Schedule 13D not owned by him or it of record.

                (c) See Item 3.

                (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW and HM Fund II and beneficially owned by HM4 described in paragraphs
    (a) and (b) above is governed by the limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                10.1 Line Letter dated March 19, 1999 between Bankers Trust Company and HM4 Chancellor, L.P.*

                10.2 Eurodollar Rate Promissory Note dated March 19, 1999, in the original principal amount of $500,000,000, executed by HM4 Chancellor, L.P., and payable to Bankers Trust Company.*

                99.1 Joint Filing Agreement dated March 23, 1999 among Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., Hicks, Muse Fund II Incorporated, HM4 Chancellor, L.P. and Hicks, Muse Fund IV LLC.*

                99.2 Press Release of Chancellor Media Corporation dated March 15, 1999.**

                -----------------------

                *Incorporated by reference to Amendment No. 3 to Schedule 13D filed on behalf of the Filing Parties on March 24, 1999.

                **Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on March 15, 1999 by Chancellor Media Corporation.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                      By:                  *
    --------------                          ------------------------------------
         Date                               Name:  Thomas O. Hicks


                                       *By: /s/ Michael D. Salim
                                            ------------------------------------
                                            Michael D. Salim
                                            Attorney-in-Fact

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                           HICKS, MUSE FUND II INCORPORATED
    --------------
         Date
                                             By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Name: Michael D. Salim
                                                 Title: Chief Financial and
                                                        Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                      HICKS, MUSE GP PARTNERS, L.P.
    --------------
         Date                           By: HICKS, MUSE FUND II INCORPORATED,
                                            its general partner

                                            By: /s/ Michael D. Salim
                                                -------------------------------
                                                Name: Michael D. Salim
                                                Title: Chief Financial and
                                                       Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                        HM2/GP PARTNERS, L.P.
    --------------
        Date                              By: HICKS, MUSE GP PARTNERS, L.P.,
                                              its general partner

                                          By: HICKS, MUSE FUND II INCORPORATED,
                                              its general partner


                                             By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Name: Michael D. Salim
                                                 Title: Chief Financial and
                                                        Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999               HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.
    --------------
         Date                    By: HM2/GP PARTNERS, L.P., its general partner

                                 By: HICKS, MUSE GP PARTNERS, L.P., its
                                     general partner

                                 By: HICKS, MUSE FUND II INCORPORATED, its
                                     general partner


                                             By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Name: Michael D. Salim
                                                 Title: Chief Financial and
                                                        Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                      HM2/HMW, L.P.
    --------------
         Date
                                        By: HICKS, MUSE, TATE & FURST EQUITY
                                            FUND II, L.P., its general partner

                                        By: HM2/GP PARTNERS, L.P., its general
                                            partner

                                        By: HICKS, MUSE GP PARTNERS, L.P., its
                                            general partner

                                        By: HICKS, MUSE FUND II INCORPORATED,
                                            its general partner


                                             By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Name: Michael D. Salim
                                                 Title: Chief Financial and
                                                        Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                      HM2/CHANCELLOR, L.P.
    --------------
        Date
                                        By: HM2/CHANCELLOR GP, L.P., its general
                                            partner

                                        By: HM2/CHANCELLOR HOLDINGS, INC.,
                                            its general partner

                                            By:              *
                                                --------------------------------
                                                Name: Thomas O. Hicks
                                                Title: President


                                           *By: /s/ Michael D. Salim
                                                --------------------------------
                                                Michael D. Salim,
                                                Attorney-in-Fact

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                       HM2/CHANCELLOR GP, L.P.
    --------------
         Date
                                         By: HM2/CHANCELLOR HOLDINGS, INC.,
                                             its general partner

                                             By:               *
                                                 -------------------------------
                                                 Name: Thomas O. Hicks
                                                 Title: President


                                            *By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Michael D. Salim,
                                                 Attorney-in-Fact

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                       HM2/CHANCELLOR HOLDINGS, INC.
    --------------
        Date                             By:                *
                                             -----------------------------------
                                             Name: Thomas O. Hicks
                                             Title: President


                                        *By: /s/ Michael D. Salim
                                             -----------------------------------
                                             Michael D. Salim,
                                             Attorney-in-Fact

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                      HM4 CHANCELLOR, L.P.
    --------------
        Date                            By: HICKS, MUSE FUND IV LLC, its
                                            general partner


                                            By: /s/ Michael D. Salim
                                                --------------------------------
                                                Name: Michael D. Salim
                                                Title: Chief Financial and
                                                       Administrative Officer

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    April 15, 1999                        HICKS, MUSE FUND IV LLC
    --------------
        Date                              By: /s/ Michael D. Salim
                                              ----------------------------------
                                              Name: Michael D. Salim
                                              Title: Chief Financial and
                                                     Administrative Officer

                                  EXHIBIT INDEX


                10.1 Line Letter dated March 19, 1999 between Bankers Trust Company and HM4 Chancellor, L.P.*

                10.2 Eurodollar Rate Promissory Note dated March 19, 1999, in the original principal amount of $500,000,000, executed by HM4 Chancellor, L.P., and payable to Bankers Trust Company.*

                99.1 Joint Filing Agreement dated March 23, 1999 among Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., Hicks, Muse Fund II Incorporated, HM4 Chancellor, L.P. and Hicks, Muse Fund IV LLC.*

                99.2 Press Release of Chancellor Media Corporation dated March 15, 1999.**

                -----------------------

                *Incorporated by reference to Amendment No. 3 to Schedule 13D filed on behalf of the Filing Parties on March 24, 1999.

                **Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on March 15, 1999 by Chancellor Media Corporation.




                                   Page 99-32